

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Ralph Montrone
Chief Executive Officer
Trailone, Inc.
318 N. Carson Street
Carson City, NV 89701

>   **Re: Trailone, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on November 23, 2010**
>   **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide disclosure required by Items 102 and 407(a) of Regulation S-K.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

3. Please provide a currently dated consent from the independent registered public accountant in the amendment.

Prospectus Summary, page 6

Overview, page 6

4. Please revise your disclosure to explain what you mean by "car jewelry."

General Introduction, page 6

5. It appears unclear from your disclosure whether you have one type of license plate tag or one tag that has been manufactured to date. Please revise or advise.

6. Please revise to indicate your monthly burn rate as well as the amount of time that your present capital will last at this rate.

7. Please revise this section to describe in reasonable detail the license plate tag you are developing. Include a discussion of what it will look like, how it will be made and from what materials. Please also clarify whether you are currently developing the product or marketing the product, or both. Your disclosure on this point is inconsistent. If you are marketing the product, describe how you are doing so and to whom.

Business Development, page 6

8. You state that you are marketing a tag for sale to the general public. Please revise here and elsewhere in the prospectus to clarify your target market. For example, on page 27 you state that you are marketing a tag to automobile specialty shops. Please be specific in your discussion of to whom you intend to sell your products and how.

Risk Factors, page 10

9. We note your statement on page 28 that you have not taken any steps to test the product on automobiles. Please add a risk factor so that investors can evaluate this risk.

10. It appears that the development of your business is highly reliant upon the manufacturing capabilities of APMI with whom you have no agreement. Please include a risk factor discussing the risk related to your reliance upon APMI.

We Have a History of Losses, page 10

11. Please revise to estimate the amount of your additional costs and expenses here. Additionally, please include an estimate of costs associated with public company reporting requirements and costs associated with newly applicable corporate governance requirements on page 13.

If We Do not Obtain Additional Financing, page 10

12. Please revise this risk factor to include an estimate of additional financing you will need to obtain here and on page 13.

We Have a Short Development Stage Operating History, page 12

13. Please reconcile your disclosure that you are "continuing to build [your] customer base" with the statement that you "do not have any customers at this time."

Special Note Regarding Forward-Looking Statements, page 15

14. You refer in this section to the expected impact of a Share Exchange that is not otherwise discussed in the prospectus. Please revise or advise.

Use of Proceeds, page 16

15. Please revise to clarify how you intend to pay the remaining $2,500 to cover your fees, costs, and expenses of this offering.

16. You refer to an "investment agreement" with the selling security holder. Please file this agreement as an exhibit to the registration statement and include a description of the material terms of the agreement in the prospectus.

Plan of Distribution, page 17

17. Please clearly disclose on page 18 that there can be no assurance that you will find a market maker and no assurance that your shares will be approved for trading on the OTC Bulletin Board.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 19

18. Please revise to discuss in greater detail your plan of operation for the next twelve months by providing a more detailed discussion of your plan for raising additional capital including each step required as well as any contingencies in the raising of additional capital. In addition, provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. As part of your discussion, disclose your monthly burn rate.

19. It appears from your prior disclosure on page 16 that the majority of audit fees, legal fees, and all other expenses associated with the offering in the amount of $15,500 have already been paid. Please revise your disclosure on page 20 that you intend to pay these fees as they become due or advise. Similarly, revise your disclosure on pages 25 and 27.

20. Please revise to explain your "direct sales model through Mr. Montrone" on page 20 and elsewhere. In addition, explain how do you plan to "educate automobile advertisers about [your] products and work to obtain sales" on page 20 and elsewhere.

Liquidity and Capital Resources, page 24

21. Please reconcile for consistency your disclosure that you "do not believe that [you] shall be forced to enter into any long or short term debt arrangements" with your disclosure on pages 6, 10 and elsewhere in your registration statement that you will need to obtain additional financing in order to complete your business plan.

Plan of Operation, page 26

22. Please revise significantly your plan of operation and MD&A sections to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.

23. Your plan of operation is entirely reliant upon additional financing of $75,000. Please discuss the specific actions you have taken and intend to take in order to acquire this financing. Please also discuss your expected timeline for completing this financing. In addition, please discuss what type of experience Mr. Montrone has in such financing activities that would be relevant to the company's current needs.

24. We note your disclosure in notes to financial statements on page F-6 that your products will be available in "USDM (American); JOM (Japanese); EURO (European) and AU (Australian) dimensions." If you plan to market your products internationally, please include a brief discussion of these plans in the plan of operation section of your registration statement or advise.

Organization Within Last Five Years, page 27

25. You do not appear to provide any services. Please revise your disclosure that you intend to "put [your] service on the internet" for consistency or advise.

Unique Features of the Company, page 28

26. Please briefly describe the "CNC machine."

Description of Products, page 28

27. Please expand your product description to include your product's major features and characteristics. If applicable, explain how it differs from other similar products currently on the market.

28. Please expand your disclosure to clarify your statement that you "own all the rights to the specifications for the automobile license plate tag." Revise your registration statement to

disclose whether you registered any trademarks, patents or hold other intellectual property rights.

The Automobile License Plate Industry, page 29

29. Please revise your disclosure on page 30 to remove quotes from your competitors. Instead, briefly list and describe your competition.

Niche Industry, page 31

30. It is unclear from your disclosure what your niche is. Please revise your disclosure to provide sufficient information about the niche market within your industry or advise.

Employees, page 31

31. You state on page 27 that you have two employees. On page 31, however, you only mention Mr. Montrone. Please revise or advise.

32. Please revise this discussion to clarify how much time Mr. Montrone currently devotes to the affairs of the company and when he will begin to devote 40 hours a week.

Management, page 31

Directors, Executive Officers, Promoters and Control Persons, page 31

33. You state that Ralph Montrone is your promoter. Please provide all required disclosure pursuant to Item 404(c) of Regulation S-K for Mr. Montrone and any other promoters or advise.

Management Biographies, page 32

34. Please list Mr. Montrone's position with Western Sheet Metal for the last five years. Refer to Item 401(e) of Regulation S-K.

Interest of Management and Others in Certain Transactions, page 35

35. Please provide the disclosure required by Item 404(a) for the "transaction described above" in this section.

Item 17. Undertakings, page II-2

36. It does not appear that you are conducting an underwritten offering. Please remove the first paragraph in this section because it does not appear to apply to your offering or advise.

Exhibit 5.1

    37. Please revise the legal opinion to reference Form S-1 filed on November 23, 2010, as amended.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551- 3601 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc (via fax):   Leo J. Moriarty
                (714) 316-1306